

THIRD QUARTER REPORT | 2006

NORTHGATE MINERALS CORPORATION









Creating value through operational excellence















Management's |

Discussion & Analysis

(All dollar amounts are stated in US Dollars unless otherwise indicated)

RESULTS OF OPERATIONS

Northgate recorded net earnings of $14,902,000 or $0.07 per diluted common share in the third quarter of 2006 compared with earnings of $8,765,000 or $0.04 per share during the corresponding quarter of 2005. Earnings for the third quarter of 2006 included a $13,504,000 non–cash future income tax expense. Cash flow from operations (before changes in working capital and other items) was $25,370,000 or $0.11 per diluted common share in the third quarter of 2006 compared with cash flow of $19,731,000 or $0.10 per diluted common share during the same quarter last year. Cash flow from operations (before changes in working capital) during the most recent quarter included the $19,754,000 effect of settling copper futures contracts that were entered into earlier in the year to fix the price of copper sales reported in the first quarter of 2006. The settlement of these contracts had no effect on the Corporation's earnings. Per share data is based on the weighted average diluted number of shares outstanding of 226,992,626 in the third quarter of 2006 and 200,764,355 in the corresponding period of 2005.

Kemess Mine Performance

The Kemess mine posted gold and copper production of 74,789 ounces and 19.6 million pounds respectively in the third quarter of 2006. Gold and copper production were higher than our most recent production estimate for the quarter due to a small change in the ore release schedule. For the full year, Kemess South is expected to produce approximately 310,000 ounces of gold and over 81.5 million pounds of copper.

During the third quarter of 2006, approximately 11.4 million tonnes of ore and waste were removed from the open pit compared to 12.2 million tonnes during the corresponding quarter of 2005. Unit mining costs during the most recent quarter were Cdn$1.52 per tonne compared with Cdn$1.26 per tonne in the third quarter of 2005. The unit mining cost in the most recent quarter was substantially higher than it was in the corresponding quarter of 2005 due primarily as the result of higher maintenance costs and preliminary expenses related to the north wall pushback which is discussed in detail in the section entitled "Changes to the Kemess South Life of Mine Plan".

Mill availability during the third quarter of 2006 was 90% and throughput averaged 49,817 tonnes per day, compared with 90% availability and throughput of 52,669 tonnes per day in the third quarter of 2005. Mill availability in the most recent quarter was consistent with the prior year comparative period while mill throughput was lower due to the smaller amount of supergene ore milled in the most recent quarter and challenges associated with processing stockpiled supergene leach cap ore.

Gold and copper recoveries averaged 68% and 82% respectively in the third quarter of 2006, compared with 65% and 75% respectively in the third quarter of 2005. Metal recoveries recorded in the third quarter of 2006 were higher than they were in the same quarter one year ago because there was less supergene leach cap ore processed during the most recent quarter. Supergene leach cap ore has metallurgical characteristics that generate lower metal recoveries. Less than 10% of the remaining Kemess South ore body is comprised of this type of ore.

Metal concentrate inventory increased by 2,000 wet metric tonnes (wmt) in the third quarter to approximately 8,000 wmt at September 30. Inventories at the end of the quarter were expected to be substantially lower, but poor railcar availability reduced total shipments during the quarter.

The total unit cost of production during the third quarter of 2006 was Cdn$8.82 per tonne milled which was significantly higher than the Cdn$7.48 per tonne milled in the corresponding period of 2005. The increase in unit cost in the most recent quarter was the result of higher mining costs, lower mill throughput and the impact of higher road maintenance costs related to bridge rehabilitation in the quarter. Total site operating costs in the third quarter of 2006 were Cdn$40.6 million compared with Cdn$36.4 million in the third quarter of 2005. The net cash cost per ounce of gold produced at Kemess remained negative in the third quarter of 2006. Strong copper and silver prices dramatically increased the by–product credit which more than offset the negative effect of the stronger Canadian dollar and higher treatment and refining charges for concentrate allowing the mine to produce gold for negative $118 per ounce compared to a net cash cost of $194 per ounce in the third quarter of 2005.

The following table provides a summary of operations for the third quarter and the nine months of 2006 and the comparable periods of 2005.

2006 Kemess Mine Production

(100% of production basis)	3Q06	3Q05	9M06	9M05
Ore plus waste mined (tonnes)	11,355,290	12,188,741	34,645,827	38,326,233
Ore mined (tonnes)	3,970,620	3,756,746	12,472,892	12,859,394
Stripping Ratio (waste/ore)	1.86	2.24	1.57	1.98
Tonnes Milled (ore)	4,583,196	4,845,506	13,666,645	13,327,284
Average mill operating rate (tpd)	49,817	52,669	50,061	48,818
Gold grade (gmt)	0.745	0.752	0.760	0.665
Copper grade (%)	0.237	0.210	0.245	0.208
Gold recovery (%)	68	65	68	65
Copper recovery (%)	82	75	81	80
Gold production (ounces)	74,789	75,665	228,549	185,557
Copper productions (000s pounds)	19,602	16,917	59,954	49,022
Cash cost ($/ounce)	(118)	194	(44)	277

Safety and Environmental Performance

The Kemess South mine recorded no lost time injuries during the third quarter of 2006 and broader measures of safety performance remain excellent. So far this year, Kemess South ranks as the safest metal mine in British Columbia.

Financial Performance

Northgate's revenue in the third quarter of 2006 was $102,667,000 compared with $64,631,000 in the corresponding period in 2005. Consistent with the presentation adopted in the fourth quarter of 2005, the 2005 comparative figures reflect the reclassification into cost of sales of a variety of costs that were previously netted against revenues. These costs included royalties, concentrate treatment and refining charges, concentrate freight charges, and metal deductions. Metal sales in the third quarter of 2006 consisted of 73,792 ounces of gold and 19.1 million pounds of copper, compared with 75,044 ounces of gold and 17.2 million pounds of copper in the third quarter of 2005. During the third quarter of 2006, the price of gold on the London Bullion Market averaged $622 per ounce (2005 – $439) and the price of copper on the London Metal Exchange averaged $3.48 per pound (2005 – $1.70). The net realized metal prices received on sales in the third quarter of 2006 were approximately $531 per ounce of gold and $3.43 per pound of copper, compared with $402 per ounce and $1.70 per pound in the third quarter of 2005. In the third quarter of 2006, the Corporation reduced its gold forward sales position by 18,000 ounces by settling forward contracts for cash consideration of $5,132,000. A total of $7,525,000 in deferred gold hedging losses were amortized in the third quarter of 2006 and as at September 30, 2006 an unamortized deferred hedging loss of $13,359,000 (of which $11,997,000 is included in current assets) was recorded for certain gold forward sales contracts that were closed out prior to their original settlement dates. This deferred hedging loss will be brought into earnings over the period that the related forward sale contracts were originally scheduled for settlement. The Corporation's gold hedging activities reduced the realized price of gold sold during the most recent quarter by $91 per ounce, compared with $37 per ounce in the corresponding quarter one year ago. In the third quarter of 2006, the Corporation entered into forward sales and purchase contracts with a major financial institution to fix the price of copper delivered prior to September 30, 2006 for which final settlement has not occurred. A total of 8,150 metric tonnes of copper were sold forward during the third quarter using LME contracts maturing from November 2006 through February 2007 at an average forward price of $3.47 per pound.

The cost of sales in the third quarter of 2006 was $59,069,000 compared with the corresponding period last year when the cost of sales was $44,064,000. The cost of sales in 2005 reflects the reclassification of certain marketing costs that were previously netted against revenues, as described earlier in this section. Cost of sales was higher in the most recent quarter than it was in the corresponding period of 2005 due to higher sales of copper, higher treatment, refining and freight charges for concentrate and the strengthening Canadian dollar. The concentrate treatment and refining charges and price participation charges that Kemess pays for processing its concentrate are set annually based on world terms for similar concentrates. During 2006, the global concentrate market has moved into deficit and on January 2007 when concentrate processing terms are renegotiated our annual costs are expected to drop by substantially compared to 2006 costs.

Administrative and general expenses totaled $1,951,000 in the third quarter of 2006 compared to a total of $1,045,000 recorded in the corresponding period of 2005. The significantly higher expense in the current quarter was the result of increased spending on regulatory and legislative compliance costs related to the Corporation's Sarbanes–Oxley 404 compliance project, additional salaries and administration costs that are being incurred at the Young-Davidson property and one time expenses related to the amalgamation of Northgate group companies which was completed on July 31, 2006.

Depreciation and depletion expenses in the third quarter were $8,397,000 compared to $7,220,000 during the corresponding period of 2005. The depreciation and depletion expense for the most recent quarter was higher than it was in the same quarter one year ago due to a 6% increase in the amount of ore mined from the open pit and increased amortization resulting from 2005 capital investments.

The Corporation recorded net interest income of $1,180,000 in the third quarter of 2006 compared to a net interest expense of $646,000 in the corresponding quarter of 2005. Since the Corporation repaid its credit facility on February 15, 2006, its cash balances have grown substantially and interest income has begun to exceed the small interest expense arising from capital leases for mobile equipment at Kemess. Interest income is expected to continue to grow in future quarters as the Corporation's cash balances continue to increase.

Exploration costs in the third quarter were $3,509,000 compared with $1,887,000 in the comparable period of 2005. The higher exploration expense in the most recent quarter was the result of the diamond drilling program at the Young–Davidson property acquired in November 2005. Exploration spending is expected to remain at the same level in the fourth quarter as the underground exploration program at the Young–Davidson property ramps up and other more seasonal exploration programs wind down.

Capital expenditures during the third quarter of 2006 totaled $4,817,000 compared to $5,159,000 in the corresponding period of 2005. Capital expenditures in the most recent quarter were primarily devoted to ongoing construction of the Kemess South tailings dam and Kemess North permitting activities, whereas expenditures in the third quarter one year ago included additional amounts devoted to the purchase of small equipment for the Kemess mine and the mill.

Subsequent to the end of the third quarter of 2006, Northgate entered into forward sales contracts and monthly average purchase contracts to fix the price for approximately 47% of the Kemess mine's expected 2007 copper production. 1,250 tonnes of copper production per month was sold forward at an average price of $3.15 per pound using LME contracts from May 2007 through April 2008.

Non–GAAP Measure

The Corporation has included net cash costs of production per ounce of gold in the discussion of its results from operations because it believes that these figures are a useful indicator to investors and management of a mine's performance as they provide: (i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian GAAP measures and they may not be comparable to other similarly titled measures of other companies.

A reconciliation of net cash costs per ounce of production to amounts reported in the statement of operations is shown below.

(Expressed in thousands of US$, except per ounce amounts)	Quarter Ended September 30	
	2006	2005
Gold production (ounces)	74,789	75,665
Cost of sales	$ 59,069	$ 44,064
Change in concentrate inventory	1,069	(5,963)
Gross copper & silver revenue	(68,991)	(23,394)
Total cash cost	$ (8,853)	$ 14,707
Cash cost per ounce	$ (118)	$ 194

Selected Quarterly Financial Data
(expressed in thousands of US dollars except per share data)

	2006 Quarter Ended			2005 Quarter Ended				2004 Quarter Ended
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
Revenue [1]	$ 102,667	$ 105,348	$ 85,059	$ 95,651	$ 64,631	$ 54,461	$ 42,559	$ 64,418
Earnings (loss)	$ 14,902	$ 50,315	$ 21,735	$ 37,857	$ 8,765	$ (3,342)	$ (10,393)	$ 12,205
Earnings (loss) per share								
Basic	$ 0.07	$ 0.23	$ 0.10	$ 0.18	$ 0.04	$ (0.02)	$ (0.05)	$ 0.06
Diluted	$ 0.07	$ 0.22	$ 0.10	$ 0.18	$ 0.04	$ (0.02)	$ (0.05)	$ 0.06

[1] Consistent with the presentation adopted in the fourth quarter of 2005, revenue figures for 2005 and 2004 have been adjusted to reflect the reclassification into cost of sales of a variety of costs that were previously netted against revenues.

REVISIONS TO KEMESS SOUTH LIFE OF MINE PLAN

During the annual Kemess South life of mine plan review, Northgate's engineers, in consultation with external geotechnical consultants, have determined that modifications to the previous pit design will be necessary to safely extract all of the remaining reserves in the west end. The pit walls in the northwestern corner will be laid back in varying degrees requiring the removal of an estimated 22 million more tonnes of waste than originally contemplated. The removal of this additional waste will be achieved using the existing shovel and haul truck fleet. The final walls in this area of the pit will also be blasted using controlled blasting techniques that are designed to increase their structural integrity.

Ore mining and milling activities will continue to proceed normally as the pushback progresses. However, as a consequence of the pit design changes, the sequencing of ore release from the Kemess South pit has been modified. Production of gold and copper in 2006 is now expected to total 310,000 ounces and 81.5 million pounds, respectively, and preliminary planning estimates for 2007 production call for production of 285,000 ounces of gold and 75 million pounds of copper.

The pushback of the Kemess South pit will increase the reserves by exposing approximately 420,000 tonnes of high grade copper ore grading 0.115 grams/tonne gold and 0.687% copper. The net smelter return (NSR) of these additional reserves at the average prices for gold and copper that prevailed during the third quarter of 2006 is estimated at approximately $12 million, offsetting slightly over 40% of the $29 million cost of the pushback. The $17 million net cost of the pushback will ensure that all of the remaining reserves at Kemess can be safely extracted.

In addition to the changes described above, engineers and geologists at Kemess are examining the potential to mine indicated resources in the eastern east end of the open pit that are not yet part of the current mine plan. These resources were not economic at the price parameters used to calculate the Corporation's reserves at the end of 2005 (gold $450/oz, copper $1.35/lb, CDN/US exchange rate 1.30), but the current high metal price environment dramatically changes the economics of these resources. Diamond drilling of these resources was conducted over the past two months to confirm grades and tonnes and Northgate expects to complete its analysis of the economics of these resources prior to the end of 2006.

YOUNG–DAVIDSON UPDATE

Surface Diamond Drilling Program

A total of 25,000 metres of surface-based diamond drilling has been completed this year at the Young–Davidson property in Ontario. The goal of the surface based drilling program is to outline the broad extent of the mineralization at Young-Davidson with a target of doubling the original underground inferred resource. The light pink areas of potential new resources in Figure 1 show the dramatic progress that has been made towards this goal and Northgate expects to release a revised NI 43–101 resource estimate for the Young-Davidson property before the end of November.

Figure 1: Young–Davidson Property (Vertical, North Looking, Longitudinal Section)



Advanced Underground Exploration Program

The $22 million underground exploration program at the Young–Davidson property will involve driving a ramp down 450 metres and dewatering the existing No. 3 shaft in order to gain access to the deposit from underground which will facilitate the closer spaced diamond drilling necessary to convert mineral resources to reserves.

In September, the government of Ontario granted the permits required to commence the program and construction of necessary surface infrastructure began shortly thereafter. Tender documents for the underground ramp development and shaft dewatering have been sent to qualified contractors and collaring of the surface portal for the decline ramp is anticipated to begin before the end of the year.

Northgate has hired Luc Guimond as Project Manager to supervise the underground development program at Young–Davidson and coordinate the feasibility study for project. Previously Mr. Guimond was Mine Manager at Newmont's Holloway mine in Ontario.

KEMESS CLAIMS EXPLORATION RESULTS

During the summer exploration season, a deep penetrating IP survey was conducted in the area surrounding the Kemess North deposit. This survey outlined several previously unknown exploration targets which are shown in pink in Figure 2. Northgate plans to drill several diamond drill holes to test the largest of these targets to the east of Kemess North during November, prior to the end of the 2006 exploration season. While the large target to the east of Kemess North Offset looks to be quite deep on the section view provided, the proposed drill holes will be collared at much lower elevations to the north and south of the plane of the section. Assay results from these holes are expected towards the end of December.

Figure 2: Kemess North Area (Vertical, North Looking, Longitudinal Section)



KEMESS NORTH UPDATE

On September 14, 2006 the Joint Federal – Provincial Environmental Review Panel for the Kemess North Project announced that public hearings on the project would commence in Prince George on October 30, 2006, and continue in Smithers on November 20, 2006. The two public hearing sessions currently scheduled are designed to provide interested individuals and organizations the opportunity to better understand the project and to communicate their views to the panel. The public hearing phase of the review process will conclude on December 15, 2006 and the panel's final report is expected to be completed 60 days later.

OUTLOOK

The Kemess Mine posted strong operating results during the third quarter, recording the lowest quarterly cash production cost in the history of the mine and adding over $55 million in cash to Northgate's balance sheet. The fourth quarter of 2006 is shaping up to be one of Northgate's best ever, with the Kemess Mine forecast to have its highest gold and copper production of the year in a very strong metal price environment. Our exploration team at Young–Davidson continues to achieve excellent results and we plan to complete our first resource update for the property by the end of November. Project activity is expected to accelerate in the fourth quarter with the collaring of the portal for the new exploration ramp. In addition to the excellent progress we are making on our nternal growth initiatives at Young-Davidson and Kemess North, we continue to pursue a number of external opportunities which are consistent with our growth strategy.

President and CEO

Chairman

October 30, 2006

Interim Consolidated | Balance Sheets

(Expressed in thousands of US dollars) (unaudited)		September 30 2006		December 31 2005
ASSETS				
Current Assets				
Cash and cash equivalents	$	**126,854**	$	50,639
Concentrate settlements and other receivables		**16,925**		18,885
Inventory		**20,016**		15,019
Deferred hedging loss		**11,997**		4,561
		175,792		89,104
Other assets		**14,745**		14,117
Deferred hedging loss		**1,362**		—
Future income tax asset		**22,482**		15,000
Mineral property, plant and equipment		**160,850**		177,966
	$	**375,231**	$	296,187
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts payable and accrued liabilities	$	**27,064**	$	19,556
Current portion of capital lease obligations		**2,447**		4,215
Current portion of long–term debt		**—**		13,700
		29,511		37,471
Capital lease obligations		**3,286**		7,680
Provision for site closure and reclamation obligations		**26,299**		26,193
Future income tax liability		**1,285**		1,229
		60,381		72,573
Shareholders' Equity (Note 2)				
Common shares		**199,225**		195,565
Warrants		**8,612**		8,715
Contributed surplus		**2,384**		1,657
Retained earnings		**104,629**		17,677
		314,850		223,614
	$	**375,231**	$	296,187

The accompanying notes form an integral part of these financial statements.

On behalf of the Board of Directors,



Terrence A. Lyons, Director   Patrick D. Downey, Director

Interim Consolidated | Statements of Operations

(Expressed in thousands of US dollars) (unaudited)	Three Months Ended September 30		Nine Months Ended September 30	
	2006	2005	**2006**	2005
Revenue	**$ 102,667**	$ 64,631	**$ 293,074**	$ 161,651
Cost of sales	**59,069**	44,064	**164,123**	130,729
Administrative and general	**1,951**	1,045	**6,666**	4,610
Depreciation and depletion	**8,397**	7,220	**25,469**	24,199
Interest expense (income)	**(1,180)**	646	**(1,857)**	1,691
Exploration	**3,509**	1,887	**6,496**	3,229
Currency translation losses (gains)	**607**	(428)	**(1,804)**	(389)
Accretion of site closure & reclamation costs	**386**	298	**1,147**	877
Other expense (income)	**40**	625	**8,423**	546
	72,779	55,357	**208,663**	165,492
Earnings (loss) before income taxes	**29,888**	9,274	**84,411**	(3,841)
Income tax recovery (expense):				
Current	**(1,482)**	(509)	**(4,455)**	(1,129)
Future (Note 4)	**(13,504)**	—	**6,996**	—
	(14,986)	(509)	**2,541**	(1,129)
Net earnings (loss) for the period	**$ 14,902**	$ 8,765	**$ 86,952**	$ (4,970)
Net earnings (loss) per share:				
Basic	**$ 0.07**	$ 0.04	**$ 0.40**	$ (0.02)
Diluted	**$ 0.07**	$ 0.04	**$ 0.39**	$ (0.02)
Weighted average shares outstanding:				
Basic	**215,636,477**	200,658,352	**215,085,895**	200,531,976
Diluted	**226,992,626**	200,764,355	**222,281,149**	200,531,976

Interim Consolidated | Statements of Retained Earnings (Deficit)

(Expressed in thousands of US dollars) (unaudited)	Three Months Ended September 30		Nine Months Ended September 30	
	2006	2005	**2006**	2005
Retained earnings (deficit), at beginning of period	**$ 89,727**	$ (28,945)	**$ 17,677**	$ (15,210)
Net earnings (loss) for the period	**$ 14,902**	$ 8,765	**$ 86,952**	$ (4,970)
Retained earnings (deficit), end of period	**$ 104,629**	$ (20,180)	**$ 104,629**	$ (20,180)

The accompanying notes form an integral part of these financial statements.

Interim Consolidated | Statements of Cash Flows

(Expressed in thousands of US dollars) (unaudited)	Three Months Ended September 30		Nine Months Ended September 30	
	2006	2005	**2006**	2005
CASH PROVIDED BY (USED IN)				
Operations				
Earnings for the period	$ **14,902**	$ 8,765	$ **86,952**	$ (4,970)
Non–cash items:				
Depreciation and depletion	**8,397**	7,220	**25,469**	24,199
Unrealized currency translation losses (gains)	**55**	510	**(288)**	245
Accretion of site closure and reclamation costs	**386**	298	**1,147**	877
Amortization of deferred hedging loss	**7,525**	2,684	**15,027**	2,836
Amortization of deferred charges	**75**	230	**489**	677
Stock–based compensation	**280**	46	**1,724**	807
Future income tax recovery	**13,504**	—	**(6,996)**	—
Other expenses (income)	**—**	(22)	**—**	(22)
Change in fair value of forward contracts	**(19,754)**	—	**1,356**	—
	25,370	19,731	**124,880**	24,649
Changes in non–cash operating working capital & other:				
Concentrate settlements and other receivables	**46,417**	(5,234)	**1,960**	(1,167)
Inventories	**(1,720)**	(1,142)	**(4,204)**	(2,112)
Accounts payable and accrual liabilities	**(469)**	981	**6,152**	1,972
Settlement of forward contracts	**(5,132)**	—	**(23,825)**	(10,146)
Reclamation costs paid	**—**	—	**(2,235)**	—
	64,466	14,336	**102,728**	13,196
Investments				
Purchase of other assets	**(45)**	—	**(131)**	—
Sale of property	**—**	171	**—**	171
Purchase of mineral property, plant and equipment	**(4,817)**	(3,812)	**(9,084)**	(10,571)
	(4,862)	(3,641)	**(9,215)**	(10,400)
Financing				
Repayment of capital lease obligation	**(4,077)**	(1,205)	**(6,162)**	(3,643)
Repayment of long–term debt	**—**	(5,250)	**(13,700)**	(15,750)
Issuance of common shares	**137**	67	**2,564**	180
	(3,940)	(6,388)	**(17,298)**	(19,213)
Increase (decrease) in cash and cash equivalents	**55,664**	4,307	**76,215**	(16,417)
Cash and cash equivalents, beginning of period	**71,190**	28,533	**50,639**	49,257
Cash and cash equivalents, end of period	$ **126,854**	$ 32,840	$ **126,854**	$ 32,840
Supplementary Information:				
Cash paid during the period for:				
Interest	$ **163**	$ 972	$ **895**	$ 2,841
Non–cash financing activities:				
Purchase of mineral property, plant & equipment by assumption of capital lease obligations	**—**	$ 1,347	**—**	$ 1,347

The accompanying notes form an integral part of these financial statements.

Notes to | Consolidated Financial Statements

Nine months ended September 30, 2006 and 2005

(Dollar amounts in tables are expressed in thousands of United States dollars unless indicated) (unaudited)

1.   Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). They do not include all the disclosures required by Canadian GAAP for annual financial statements and should be read in conjunction with the Corporation's consolidated financial statements and the notes thereto included in the Corporation's Annual Report for the year ended December 31, 2005. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

These financial statements are prepared using the same accounting policies and methods of application as those disclosed in Note 2 to the Corporation's consolidated financial statements for the year ended December 31, 2005. Certain prior year balances have been reclassified to conform to the current year presentation. For the three and nine month periods ended September 30, 2005, $14,222,000 and $39,678,000, respectively, was reclassified, increasing revenue and cost of sales.

2.   Shareholders' Equity

(a)   Common shares

	Number of Shares		Amount
Balance, December 31, 2005	214,011,246	$	195,565
Issued in Q1 2006:			
Pursuant to Employee Share Purchase Plan	45,027		102
On exercise of warrants	314,523		480
On exercise of options	386,800		490
Issued in Q2 2006:			
Pursuant to Employee Share Purchase Plan	30,269		113
On exercise of warrants	10,202		27
On exercise of options	810,880		2,247
Issued in Q3 2006:			
Pursuant to Employee Share Purchase Plan	30,955		109
On exercise of warrants	2,778		8
On exercise of options	22,800		84
Balance, September 30, 2006 (unaudited)	215,665,480	$	199,225

(b)   Stock–based compensation

There were no options granted during the three months ended September 30, 2006 (2005 – nil). During the three months ended September 30, 2006, $244,001 (2005 – $16,133) of stock–based compensation was recognized for options that vested during the quarter.

During the three months ended September 30, 2006, 22,800 options were exercised and 18,200 options were either cancelled or expired.

At September 30, 2006, there were 4,693,340 options outstanding, of which 2,184,340 were exercisable.

There were no options granted during the three months ended June 30, 2006 (2005 – 50,000). During the three months ended June 30, 2006, $240,000 (2005 – $85,000) of stock–based compensation was recognized for options that vested during the quarter.

During the three months ended June 30, 2006, 810,880 options were exercised and 56,500 options were either cancelled or expired.

During the three months ended March 31, 2006, the Corporation granted a total of 1,352,000 (2005 – 1,205,000) options to employees, with a term of seven years. 1,217,000 of these options are exercisable at Cdn$2.60, 100,000 are exercisable at Cdn$2.52 and 35,000 are exercisable at Cdn$2.65. Twenty percent (242,000) of these options vested immediately and the balance will vest in equal amounts on the anniversary date of the grant over the next four years. The fair value of the options granted for the quarter ended March 31, 2006 was $1,480,000 (2005 – $604,000). During the three months ended March 31, 2006, $1,131,000 (2005 – $578,000) of stock–based compensation was recognized for options that vested during the quarter.

During the three months ended March 31, 2006, a total of 86,800 options were cancelled and 386,800 options were exercised.

The fair value of the share options granted during 2006 was estimated using the Black–Scholes pricing model with the following assumptions (there were no options granted in Q3 2006 or Q3 2005):

	For Options Granted in Q2 2006	For Options Granted in Q2 2005	For Options Granted in Q1 2006	For Options Granted in Q1 2005
Risk–free interest rate	—	2.5%	4.1%	2.50%
Annual dividends	—	—	—	—
Expected stock price volatility	—	55%	60%	56%
Expected option life	—	3.5 years	5.0 years	3.5 years
Per share fair value of options granted (Cdn$)	—	$0.62	$1.42	$0.76

3.   Financial Instruments

During the three months ended September 30, 2006, the Corporation reduced its gold forward sales position by 18,000 (2005 – $nil) ounces at a cost of $5,132,000 (2005 – $nil). For the nine months ended September 30, 2006, 73,000 ounces were settled at a cost of $23,825,000. In accordance with Accounting Guideline 13, "Hedging Relationships", the losses associated with the early settlement of these contracts were deferred and are being amortized over the same period as the forward sales contracts were originally scheduled to be closed out. As at September 30, 2006, $13,359,000 ($11,997,000 in current assets) of the deferred hedging loss from early settlement of contracts remained deferred and will be amortized over the period that the forward sales contracts were originally scheduled to settle (October 2006 – December 2007).

At September 30, 2006, Northgate had remaining gold forward sales commitments with a major financial institution to deliver 66,000 ounces of gold at an average accumulated price of $307 per ounce. These commitments are in the form of forward sales contracts maturing at various dates between February 28, 2007 and December 31, 2007. The unrealized loss on these forward contracts at September 30, 2006 was approximately $20,115,000, and have not been recognized in these financial statements.

At September 30, 2006, the Corporation had forward sales contracts with a major financial institution to fix the price of delivered copper for which final settlement has not occurred. A total of 11,650 metric tonnes of copper were sold forward using LME contracts maturing from October 2006 through February 2007 at an average forward price of $3.35 per pound. The Corporation also entered into separate forward purchase contracts with the same institution to repurchase its forward sales position at monthly average cash LME prices over the same period. The volume of forward sales and purchases in each future contract month match the expected future pricing periods for copper in concentrate delivered to Xstrata (formerly Falconbridge) under a multi–year concentrate sales agreement. The copper forward sales and purchase contracts are being recognized on a mark–to–market basis. The fair value of these contracts at September 30, 2006 was a net loss of $2,158,000.

In October, 2006, the Corporation entered into additional forward sale contracts for copper to fix the price of approximately 47% of its estimated 2007 copper production. LME contracts for a total of 15,000 metric tonnes of copper were entered into at an average forward price of $3.15 per pound maturing from May 2007 through April 2008.

Also in October, 2006, the Corporation entered into a fixed-price agreement to purchase a total of 12,000,000 litres of low–sulphur diesel fuel (approximately 50% of expected 2007 consumption) from a supplier for delivery during 2007.

4. Future Income Taxes

As a result of the substantial increase in gold and copper prices and resulting increase in earnings, the Corporation determined that it was more likely than not that the Corporation will utilize available tax losses and other tax deductions and released $20,500,000 in valuation allowance for the Corporation's future income tax assets. This release increased second quarter net earnings by the same amount.

During the third quarter, the Company recognized future income tax expense of $13,504,000 to reflect the utilization of those tax losses and other tax deductions to offset taxable income.

5. Commitments and Contingencies

In the previous quarter, the Corporation entered into a Cooperation Agreement with the Tse Keh Nay (3 Nations) related to the operation of Northgate's existing Kemess South mine. The Corporation paid Cdn$500,000 on signing of the agreement and the Corporation will provide funding to benefit the Tse Keh Nay member communities in the amount of Cdn$1,000,000 per year over the remaining Kemess South mine life.

Also in the previous quarter, Northgate launched an unsolicited offer to purchase all the outstanding common shares of Aurizon Mines Ltd ("Aurizon"). On July 7, 2006, the Corporation withdrew its offer after the British Columbia Court of Appeal upheld a previous lower court injunction against Northgate's offer. As a result of this ruling, Aurizon was awarded its costs and damages that are yet to be determined. The Corporation accrued an estimate of these costs and damages as a charge against earnings in the second quarter of 2006.

Our Corporate Information

Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the 300,000–ounce per year Kemess South Mine in north–central British Columbia, the adjacent Kemess North deposit, which contains a Proven and Probable Reserve of 4.1 million ounces of gold and the Young–Davidson property in northern Ontario with a total resource base of 1.5 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

Shareholder Information

Transfer Agent
Shareholder enquiries relating to address changes and share certificates should be directed to:

Computershare Investor Services
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Telephone: (604) 661-0222
Toll Free: 1-800-564-6253
Facsimile: (604) 669-1548

Stock Exchange Listings

The Toronto Stock Exchange
Stock Symbol: NGX
Warrant Symbols: NGX.WT / NGX.WT.A

The American Stock Exchange
Stock Symbol: NXG

Shareholders and investors requiring additional information should contact the Corporation at (604) 681-4004 or by email at ngx@northgateminerals.com, or visit our website at www.northgateminerals.com.

Corporate Offices

Northgate Minerals Corporation
815 Hornby Street
Suite 406
Vancouver, British Columbia
Canada V6Z 2E6
Telephone: (604) 681-4004
Facsimile: (604) 681-4003

Toronto Office

Northgate Minerals Corporation
18 King Street East
Suite 1602
Toronto, Ontario
Canada M5C 1C4
Telephone: (416) 363-1701
Facsimile: (416) 363-6392

Kemess South Mine

PO Box 3519
Smithers, British Columbia
Canada V0J 2N0
Telephone: (604) 881-8400
Facsimile: (604) 881-8418

Young–Davidson Project

PO Box 187
Matachewan, Ontario
Canada P0K 1M0
Facsimile: (705) 565-2531

Selected Quarterly Financial Data

	2006 Quarter Ended			2005 Quarter Ended				2004 Quarter Ended
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
Gold Production (ounces)	74,789	76,127	77,634	94,405	75,665	59,352	50,540	94,673
Copper Production (000s lbs)	19,602	18,071	22,282	24,701	16,917	17,427	14,677	23,856
Cash Cost ($/ounce)	$ (118)	$ (44)	$ 27	$ 59	$ 194	$ 307	$ 366	$ 111

Printed in Canada

Northgate Minerals Corporation

815 Hornby Street
Suite 406
Vancouver, British Columbia
Canada V6Z 2E6

Tel: (604) 681-4004
Fax: (604) 681-4003

www.northgateminerals.com